James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895 2 August 2021 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 James Hardie 2021 Annual General Meeting Materials Dear Sir/Madam James Hardie Industries plc advises that the Notice of Meeting and supporting materials for the 2021 Annual General Meeting are now available to shareholders on our website at www.ir.jameshardie.com.au/jh/shareholder_meetings.jsp or www.investorvote.com.au. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. Exhibit 99.2

Notice of Annual General Meeting 2021 1 NOTICE OF ANNUAL GENERAL MEETING 2021 DUBLIN, IRELAND Thursday, 26 August 2021 at 6:00pm (New York Time) Thursday, 26 August 2021 at 11:00pm (Dublin time) Friday, 27 August 2021 at 8:00am (Sydney Time)

2 TABLE OF CONTENTS THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should immediately consult your investment or other professional advisor. James Hardie Industries plc ARBN 097 829 895, with registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland and registered in Ireland under company number 485719. The liability of its members is limited. Notice of Annual General Meeting 2021 1 Agenda and business of the Annual General Meeting 2 Voting and participation in the Annual General Meeting 4 Explanatory Notes 7

Notice of Annual General Meeting 2021 1 NOTICE OF ANNUAL GENERAL MEETING 2021 Notice is given that the Annual General Meeting (AGM) of James Hardie Industries plc (James Hardie or the Company) will be held on Thursday, 26 August 2021 at 11:00pm (Dublin time)/Friday, 27 August 2021 at 8:00am (Sydney time) in James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, D02 WR20, Ireland. ATTENDANCE AT AGM Persons registered as shareholders as at 10:00am (Dublin time)/7:00pm (Sydney time) on Wednesday, 25 August 2021 may attend the AGM in person in Dublin. Shareholders wishing to participate in the AGM can also participate remotely via teleconference, during which they will have the same opportunities to ask questions as people attending the AGM in person. Shareholders or proxies will all be able to ask questions of the Board of Directors of James Hardie (Board) and the Company’s external auditor, Ernst & Young LLP. To enable more questions to be answered, you can submit questions in advance of the AGM, whether or not you will be attending. Shareholders or proxies not present at the AGM wishing to ask questions can do so in the manner described on page 4 of this booklet. In the event that the chairman of the Board (the Chairman) is unable to travel to Ireland to attend and chair the AGM in person due to COVID-19 related restrictions, he will attend and chair the AGM (which will still be held at our Corporate Headquarters in Dublin, Ireland) via the teleconference facility available to all shareholders. Additionally, in light of potential logistical difficulties related to COVID-19 restrictions and in order to ensure your votes are properly cast at the AGM, this year we are asking you to instruct the appointment of each of: (i) the Chairman; (ii) the company secretary of the Company (the Company Secretary); (iii) Mr Lorcan Murtagh; and (iv) Mr James Lenney (each a Company Proxy and together, the Company Proxies) as proxy for your shares, each with the power to act individually and with full power of substitution. Mr Murtagh and Mr Lenney are senior James Hardie group employees based in our corporate headquarters in Dublin, Ireland. This will mean that any Company Proxy who is present at the AGM will be able to vote your shares in the manner that you direct or, in the absence of direction, as they see fit. See VOTING ON THE RESOLUTIONS on page 5 for further information. NOTICE AVAILABILITY Additional copies of this booklet can be downloaded from James Hardie’s Investor Relations website (http://ir.jameshardie.com. au/jh/shareholder_meetings.jsp) or they can be obtained by contacting the Company’s registrar, Computershare Investor Services Pty Limited (Computershare), by calling: ■ 1300 855 080 from within Australia; or ■ +61 3 9415 4000 from outside Australia. 25 AUG

2 AGENDA AND BUSINESS OF THE ANNUAL GENERAL MEETING Explanations of the background, rationale and further information for each proposed resolution are set out in the Explanatory Notes on pages 8 to 27 of this Notice of Meeting. The following are items of ordinary business: 1 FINANCIAL STATEMENTS AND REPORTS FOR FISCAL YEAR 2021 To review James Hardie’s affairs and to consider and, if thought fit, pass the following resolution as an ordinary resolution: To receive and consider the financial statements and the reports of the Board and external auditor for the fiscal year ended 31 March 2021. The vote on this resolution is advisory only. 2 REMUNERATION REPORT FOR FISCAL YEAR 2021 As part of the review of James Hardie’s affairs, to consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution: To receive and consider the Remuneration Report of the Company for the fiscal year ended 31 March 2021. The vote on this resolution is advisory only. 3 ELECTION/RE-ELECTION OF DIRECTORS To consider and, if thought fit, pass each of the following resolutions as separate ordinary resolutions: (a) That Suzanne B. Rowland be elected as a director. (b) That Dean Seavers be elected as a director. (c) That Michael Hammes, who retires by rotation in accordance with the Company’s Articles of Association, be re-elected as a director. (d) That Persio V. Lisboa, who retires by rotation in accordance with the Company’s Articles of Association, be re-elected as a director. 4 AUTHORITY TO FIX THE EXTERNAL AUDITOR’S REMUNERATION To consider and, if thought fit, pass the following resolution as an ordinary resolution: That the Board be authorised to fix the remuneration of the external auditor for the fiscal year ended 31 March 2022. The following are items of special business: 5 APPROVAL TO AMEND AND RESTATE THE JAMES HARDIE INDUSTRIES EQUITY INCENTIVE PLAN 2001 AND TO ISSUE EQUITY SECURITIES UNDER IT To consider and, if thought fit, pass the following resolution as an ordinary resolution: That for the purposes of ASX Listing Rule 7.2 (Exception 13) and for all other purposes, shareholders approve the amendment and restatement of the current James Hardie Industries 2001 Equity Incentive Plan, (the 2001 EIP) and the issue of equity securities under the 2001 EIP (as amended) as an exception to ASX Listing Rule 7.2 on the basis set out in the Explanatory Notes.

Notice of Annual General Meeting 2021 3 Voting Exclusion Statement In accordance with the ASX Listing Rules, James Hardie will disregard any votes cast in favour of: (a) Resolutions 5 and 6 if they are cast by or on behalf of any person who is eligible to participate in the employee incentive schemes the subject of Resolutions 5 and 6, or any associate of that person; and (b) Resolutions 7 and 8 if they are cast by or on behalf of Jack Truong (who is the only Director eligible to participate in the employee incentive schemes the subject of Resolutions 7 and 8) or his associates. However, a person will not have their votes disregarded if: (i) they are acting as a proxy or attorney for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form or form of proxy; (ii) they are chairing the meeting as proxy or attorney for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form or form of proxy to vote as the proxy or attorney decides; or (iii) they are acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: (A) the beneficiary provides written confirmation to them that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and (B) they vote in accordance with the directions on a Voting Instruction Form or otherwise given by the beneficiary. Notes on voting and the Explanatory Notes follow, and a Voting Instruction Form has been provided to shareholders. By order of the Board. Joseph C. Blasko General Counsel & Company Secretary 2 August 2021 6 APPROVAL TO AMEND AND RESTATE THE JAMES HARDIE INDUSTRIES LONG TERM INCENTIVE PLAN 2006 AND TO ISSUE EQUITY SECURITIES UNDER IT To consider and, if thought fit, pass the following resolution as an ordinary resolution: That for the purposes of ASX Listing Rule 7.2 (Exception 13) and for all other purposes, shareholders approve the amendment and restatement of the current James Hardie Industries Long Term Incentive Plan, (the 2006 LTIP) and the issue of equity securities under the 2006 LTIP as an exception to ASX Listing Rule 7.2 on the basis set out in the Explanatory Notes. 7 GRANT OF FISCAL YEAR 2022 RETURN ON CAPITAL EMPLOYED RESTRICTED STOCK UNITS To consider and, if thought fit, pass the following resolution as an ordinary resolution: That the award to the Company’s CEO and Director, Jack Truong, of 125,000 return on capital employed (ROCE) restricted stock units (ROCE RSUs), and his acquisition of ROCE RSUs and ordinary shares of James Hardie (Shares) issuable thereunder is approved under and for the purposes of ASX Listing Rule 10.14, for all purposes in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes. 8 GRANT OF FISCAL YEAR 2022 RELATIVE TOTAL SHAREHOLDER RETURN RESTRICTED STOCK UNITS To consider and, if thought fit, pass the following resolution as an ordinary resolution: That the award to the Company’s CEO and Director, Jack Truong, of 200,000 relative total shareholder return (TSR) restricted stock units (Relative TSR RSUs), and his acquisition of Relative TSR RSUs and Shares issuable thereunder is approved under and for the purposes of ASX Listing Rule 10.14, for all purposes in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes.

4 VOTING AND PARTICIPATION IN THE ANNUAL GENERAL MEETING If you are a registered shareholder as at 10:00am (Dublin time)/7:00pm (Sydney time) on Wednesday, 25 August 2021, you may attend, speak and vote, in person or appoint a proxy (who need not be a shareholder) to attend, speak and vote on your behalf, at the AGM in Dublin, Ireland or participate and ask questions while participating via the AGM teleconference. See VOTING ON THE RESOLUTIONS below for information on how you can vote. AGM DETAILS The AGM will be held at James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, D02 WR20, Ireland, starting at 11:00pm (Dublin time) on Thursday, 26 August 2021/8:00am (Sydney time) on Friday, 27 August 2021. OPTIONS FOR SHAREHOLDERS UNABLE TO ATTEND AGM The AGM will be accessible by teleconference at 11:00pm (Dublin time) on Thursday, 26 August 2021/8:00am (Sydney time) on Friday, 27 August 2021. Shareholders participating in the AGM teleconference will be able to ask questions of the Board and the Company’s external auditor, Ernst & Young LLP. You will need to have your Security Holder Reference Number (SRN) or the Holder Identification Number (HIN) (included on your Voting Instruction Form or most recent holding statement) as well as the name of your holding if you intend to ask a question via the teleconference. In the event that the Chairman is unable to travel to Ireland to attend and chair the AGM in person due to COVID-19 related restrictions, he will attend and chair the AGM (which will still be held at our Corporate Headquarters in Dublin, Ireland) via the teleconference facility available to all shareholders. The following details are also set out on the Shareholder Meetings page on James Hardie’s Investor Relations website (https://ir.jameshardie.com.au/jh/shareholder_meetings.jsp). PARTICIPATION IN AGM TELECONFERENCE To participate in the AGM teleconference, please: ■ dial into the AGM using one of the following numbers: Australia toll free 1800 148 258 / USA toll free 1866 586 2813 or the rest of the world 001 866 586 2813 ■ Passcode: 1756573; and ■ provide the operator with your name and SRN / HIN. If you have any questions during the teleconference, follow the prompts from the teleconference operator.

Notice of Annual General Meeting 2021 5 APPOINTING A PROXY To instruct the appointment of: ■ a proxy to attend the AGM in person on your behalf (Nominated Proxy); and ■ each of the Company Proxies (each with the power to act individually and with full power of substitution) in the event your Nominated Proxy does not attend the AGM, please complete the relevant section of the Voting Instruction Form, and return it to Computershare no later than 10:00am (Dublin time)/7:00pm (Sydney time) on Wednesday, 25 August 2021 using the “Lodgement Instructions” set out on page 7. If you hold more than one Share carrying voting rights, you may instruct the appointment of more than one proxy to attend, speak and vote at the meeting on your behalf provided each proxy is appointed to exercise rights attached to different Shares held by you. VOTING ON THE RESOLUTIONS How you can vote will depend on whether you are: ■ a shareholder; ■ a holder of American Depositary Shares, which trade on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs); or ■ a Nominated Proxy. Voting if you are a shareholder: If you are a shareholder and want to vote on the resolutions to be considered at the AGM, you have the following two options: Option A – If you are not attending the AGM or appointing a Nominated Proxy Follow this option if you do not intend to attend the AGM in person or appoint a Nominated Proxy. You may lodge a Voting Instruction Form directing CHESS Depository Nominees Pty Limited (CDN) (the legal holder of Shares for the purposes of the ASX Settlement Operating Rules) to nominate each of the Company Proxies (each with the power to act individually and with full power of substitution) as its proxy to vote the Shares underlying your holding of CHESS Units of Foreign Securities (CUFS) that it holds on your behalf. You can submit your Voting Instruction Form as follows: 1. Complete the hard copy Voting Instruction Form and lodge it using the “Lodgement Instructions” set out on page 7. 2. Complete a Voting Instruction Form using the internet: Go to www.investorvote.com.au You will need: ■ your Control Number (located on your Voting Instruction Form); and ■ your SRN or HIN for your holding; and ■ your postcode as recorded in the Company’s register. If you lodge the Voting Instruction Form in accordance with these instructions, you will be taken to have signed it. For your vote to count, your completed Voting Instruction Form must be received by Computershare no later than 10:00am (Dublin time)/7:00pm (Sydney time) on Wednesday, 25 August 2021. You will not be able to vote your Shares by way of teleconference.

6 VOTING AND PARTICIPATION IN THE ANNUAL GENERAL MEETING (CONTINUED) Option B – If you are (or your Nominated Proxy is) attending the AGM If you would like to attend the AGM or appoint a Nominated Proxy to attend the AGM on your behalf, and vote in person, you may use a Voting Instruction Form to direct CDN to nominate: (a) you or another person nominated by you (who does not need to be a shareholder) as a Nominated Proxy; and (b) each of the Company Proxies (each with the power to act individually and with full power of substitution) in the event the Nominated Proxy does not attend the AGM, as proxy to vote the Shares underlying your holding of CUFS on behalf of CDN in person at the AGM in Dublin. If the Nominated Proxy does not attend the AGM, one of the Company Proxies will vote the relevant Shares in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy’s written instructions. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia, or by email to jhxmeetings@ computershare.com.au by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 11:30pm (Dublin time) on Thursday, 26 August 2021/8:30am (Sydney time) on Friday, 27 August 2021, then each Company Proxy intends voting in favour of all of the resolutions. For your proxy appointment to count, your completed Voting Instruction Form must be received by Computershare no later than 10:00am (Dublin time)/7:00pm (Sydney time) on Wednesday, 25 August 2021. To obtain a free copy of CDN’s Financial Services Guide, or any Supplementary Financial Services Guide, go to https://www.asx.com. au/documents/settlement/CHESS_Depositary_Interests.pdf or phone 131279 from within Australia or +61 2 9338 0000 from outside Australia to ask to have one sent to you. If you submit a completed Voting Instruction Form to Computershare, but fail to select either of Option A or Option B, you are deemed to have selected Option A Voting if you hold American Depositary Shares (ADSs): The depositary for ADSs held in James Hardie’s ADR program is Deutsche Bank Trust Company Americas (Deutsche Bank). Deutsche Bank will send the proxy materials to ADS holders on or about 2 August 2021 and advise ADS holders how to give their voting instructions. To be eligible to vote, ADS holders must be the registered or beneficial owner as at 5:00pm US Eastern Daylight Time (US EDT) on 19 July 2021 (the ADS record date). Deutsche Bank must receive any voting instructions, in the form required by Deutsche Bank, no later than 1:00pm (US EDT) on 19 August 2021. Deutsche Bank will endeavour, as far as is practicable, and permitted under applicable law, to instruct that the Shares ultimately underlying the ADSs are voted in accordance with the instructions received from ADS holders. If an ADS holder does not submit any voting instructions, the Shares ultimately underlying the ADSs held by that holder will not be voted. If you do not provide voting instructions, the Shares ultimately underlying your ADSs will not be voted on any resolution for which a broker does not have discretionary authority to vote. Under NYSE rules, brokers that are NYSE member organisations are prohibited from directing the voting of the Shares underlying ADSs held in customer accounts on non-routine matters (such as executive compensation and director elections) if they have not received voting instructions from the beneficial holders. Accordingly, if you are the beneficial owner of Shares underlying ADSs, and your broker holds your ADSs in its name, then you must instruct your broker as to how to vote your Shares. Otherwise, your broker may not vote your Shares. If you do not give your broker voting instructions and the broker does not vote your Shares, this is a “broker non-vote” which is treated as an abstention and does not count toward determining the votes for/against the resolution.

Notice of Annual General Meeting 2021 7 NO VOTING AVAILABLE IN AGM TELECONFERENCE You will not be able to vote by way of teleconference. If you wish for your vote to count, you must follow the instructions set out above. LODGEMENT INSTRUCTIONS Completed Voting Instruction Forms may be lodged with Computershare using one of the following methods: (a) by post to GPO Box 242, Melbourne, Victoria 3001, Australia; or (b) by delivery to Computershare at Level 5, 115 Grenfell Street, Adelaide SA 5000, Australia; or (c) online at www.investorvote.com.au; or (d) for Intermediary Online subscribers only (custodians), online at www.intermediaryonline.com; or (e) by facsimile to 1800 783 447 from inside Australia or +61 3 9473 2555 from outside Australia. Written instructions to the Company Secretary (if required) may be lodged by the Nominated Proxy with Computershare using one of the following methods: (a) by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia; or (b) by email to jhxmeetings@computershare.com.au. If the Nominated Proxy is a corporate and the written instructions will be submitted by a representative of the corporate, the appropriate ‘Certificate of Appointment of Corporate Representative’ form will need to be provided along with the written instructions. A form of certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab and then click on ‘Printable Forms’. COVID-19 Public Health Restrictions Please note that in-person attendance at the AGM will be subject to prevailing COVID-19 public health restrictions in place at the date of the AGM and social distancing capacity constraints at the venue meeting. We would therefore encourage you to select Option A above in order to ensure that your shares are voted at the AGM. Voting if you are a Nominated Proxy: If you are a Nominated Proxy and you do not attend and vote at the AGM, one of the Company Proxies will vote the Shares in accordance with the instructions on the Voting Instruction Form or form of proxy or, for undirected proxies, in accordance with your written instructions. If you wish to direct the Company Proxies how to vote any undirected proxies, you must submit your written instructions to the Company Secretary by no later than the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 11:30pm (Dublin time) on Thursday, 26 August 2021/8:30am (Sydney time) on Friday, 27 August 2021, otherwise, if you have not provided written instructions to the Company Secretary by such time, then each Company Proxy intends voting in favour of all of the resolutions.

8 EXPLANATORY NOTES TERMINOLOGY References to shareholders in this Notice of Meeting, including these Explanatory Notes, include references to all the shareholders of James Hardie acting together, and include holders of CUFS, holders of ADSs, holders of Shares and members of the Company within the meaning of the Irish Companies Act 2014, except where describing how each group of shareholders may cast their votes. RESOLUTION 1 – FINANCIAL STATEMENTS AND REPORTS FOR FISCAL YEAR 2021 RESOLUTION 2 – REMUNERATION REPORT FOR FISCAL YEAR 2021 Resolution 1 asks shareholders to receive and consider the financial statements and the reports of the Board and the Company’s external auditor, Ernst & Young LLP, for the year ended 31 March 2021. This resolution will also involve the review by the members of James Hardie’s affairs. The financial statements which are the subject of Resolution 1 are those prepared in accordance with Irish law, US Generally Accepted Accounting Principles (US GAAP) (to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of Irish law) and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), as distinct from the US GAAP consolidated financial statements of the James Hardie Group as set out in the Company’s 2021 Annual Report. A brief overview of the financial and operating performance of the James Hardie Group during the year ended 31 March 2021 will be provided during the AGM. Copies of the James Hardie Group’s consolidated Irish financial statements are available free of charge either: (a) at the AGM in Dublin, Ireland; (b) at the Company’s registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland; (c) at the Company’s registered Australian office at Level 20, 60 Castlereagh Street, Sydney NSW 2000; or (d) on the Company’s Investor Relations website, http://ir.jameshardie.com.au/. Recommendation The Board believes it is in the interests of shareholders that the financial statements and the reports of the Board and external auditor for the year ended 31 March 2021 be received and considered and recommends that you vote in favour of Resolution 1. Resolution 2 asks shareholders to receive and consider the Remuneration Report for the year ended 31 March 2021. The Company is not required to produce a remuneration report or to submit it to shareholders under Irish, Australian or US law or regulations. However, taking into consideration James Hardie’s Australian and US shareholder base and ASX listing, the Company has voluntarily produced a remuneration report for non-binding shareholder approval for some years and currently intends to continue to do so. This report provides information on James Hardie’s remuneration practices in fiscal year 2021 and also voluntarily includes an outline of the Company’s proposed remuneration framework for fiscal year 2022. James Hardie’s Remuneration Report is set out on pages 27 to 65 of the 2021 Annual Report and can also be found on the Company’s Investor Relations website, http://ir.jameshardie.com.au/. Although this vote does not bind the Company, the Board intends to take the outcome of the vote into consideration when considering the Company’s future remuneration policy. Recommendation The Board believes it is in the interests of shareholders that the Company’s Remuneration Report for the year ended 31 March 2021 be received and considered and recommends that you vote in favour of Resolution 2.

Notice of Annual General Meeting 2021 9 RESOLUTION 3 – ELECTION/RE-ELECTION OF DIRECTORS As part of their review of the composition of the Board, the Board and the Nominating and Governance Committee considered the desired profile of the Board, including the right number, mix of skills, qualifications, experience, expertise, diversity and geographic location of its directors, to maximise the effectiveness of the Board. The Board and Nominating and Governance Committee work together to ensure James Hardie puts in place appropriate mechanisms for Board renewal. Resolution 3(a) asks shareholders to consider the election of Suzanne B. Rowland to the Board. Resolution 3(b) asks shareholders to consider the election of Dean Seavers to the Board. Resolution 3(c) asks shareholders to consider the re-election of Michael Hammes to the Board. Resolution 3(d) asks shareholders to consider the re-election of Persio V. Lisboa to the Board. James Hardie’s Articles of Association currently require that directors (other than the Chief Executive Officer) shall be divided into three classes. Each Class III director’s initial term shall expire at the conclusion of the 2021 AGM and thereafter each shall serve in accordance with the Articles of Association. The current Class III directors are Andrea Gisle Joosen, Michael Hammes and Persio Lisboa. Ms Gisle Joosen is not seeking re-election and therefore will retire from office when her term expires at the conclusion of the 2021 AGM. If elected Ms Rowland will be designated together with Mr Hammes and Mr Lisboa as Class III directors and Mr Seavers will be designated as a Class II director. Profiles of the candidates follow: SUZANNE B. ROWLAND MS, BS Age: 59 Suzanne B. Rowland was appointed as an independent non-executive director of James Hardie in February 2021. She is a member of the Audit Committee. Experience: Ms Rowland has a diverse set of functional experiences and brings business leadership experience across a wide range of complex global specialty materials and industrial businesses. She most recently served as Group Vice President of the Industrial Specialties business at Ashland Global Holdings Inc. from 2016 to 2019 where she aligned commercial and asset strategies and drove focused execution resulting in profitable growth. Prior to this, Ms Rowland served in separate Vice President and General Manager roles in Tyco International between 2009 and 2015. During this time in multiple divisions of the company, she led significant improvement in customer relationships, market position, and operational execution. Before joining Tyco International, Ms Rowland worked for Rohm and Haas Company for over twenty years, where she also held multiple senior executive roles. The Company conducted appropriate background checks into Ms Rowland’s background and experience prior to her appointment in February 2021. Directorships of listed companies in the past five years: Current – Director of Sealed Air Corporation (since 2020); Director of SPX Flow, Inc. (since 2018); Director of L.B. Foster Co. (since 2008). Last elected: Appointed to the Board in February 2021 and will therefore stand for election at the 2021 AGM.

10 DEAN SEAVERS MBA, BBA Age: 60 Dean Seavers was appointed as an independent non-executive director of James Hardie in February 2021. He is a member of the Audit Committee. Experience: Mr Seavers is a seasoned senior leader of transformation and turnaround strategies and currently serves as Chairman of Pacific Gas & Electric Utility. Mr Seavers most recently served as President and Executive Director of National Grid plc’s U.S. business, in which he led a fundamental business transformation with a focus on improving financial performance, safety and employee engagement. Prior to holding this position, Mr Seavers served in senior executive positions at Red Hawk Fire & Security LLC, United Technologies Fire & Security Corp. and GE Security and spent seven years with Tyco International, holding multiple senior operating roles. During this time, Mr Seavers advanced through learning and applying best in class operating systems and tools such as Lean and Six Sigma. Earlier in his career, Mr Seavers worked at Ford Motor Company and PepsiCo Inc., which led him to an entrepreneurial opportunity as Managing Director and co-owner of Flex-Tech Communications. The Company conducted appropriate background checks into Mr Seaver’s background and experience prior to his appointment in February 2021. Directorships of listed companies in the past five years: Current – Director of PG&E Corporation (since 2020); Chairman and Director of Pacific Gas & Electric Utility (since 2020); Director of Albemarle Corporation (since 2018). Former – Director of National Grid plc (2015-2020). Last elected: Appointed to the Board in February 2021 and will therefore stand for election at the 2021 AGM. MICHAEL HAMMES BS, MBA Age: 79 Michael Hammes was appointed as an independent non-executive director of James Hardie in February 2007. He was appointed Chairman of the Board in January 2008 and is a member of the Remuneration Committee and the Nominating and Governance Committee. Experience: Mr Hammes has extensive commercial experience at a senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and Chairman of Sunrise Medical, Inc. (2000-2007), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc. (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1966-1986). Directorships of listed companies in the past five years: Former – Director of Navistar International Corporation (1996-2017); Director of DynaVox Mayer-Johnson (2010-2016). Last elected: August 2018 EXPLANATORY NOTES (CONTINUED)

Notice of Annual General Meeting 2021 11 PERSIO V. LISBOA BS Age: 55 Persio Lisboa was appointed as an independent non-executive director of James Hardie in February 2018. He is a member of the Remuneration Committee and the Nominating and Governance Committee. Experience: Mr Lisboa has extensive senior executive experience. He currently serves as President and Chief Executive Officer of Navistar, Inc. (Navistar), a leading manufacturer of commercial trucks, buses, defense vehicles and engines, a position he has held since July 2020. Prior to that position, Mr Lisboa served as the Executive Vice President and Chief Operating Officer of Navistar from March 2017 to July 2020. Prior to that, Mr Lisboa served as President, Operations of Navistar from November 2014 to March 2017. Prior to that, Mr Lisboa served as Senior Vice President, Chief Procurement Officer of Navistar from December 2012 to November 2014, as Vice President, Purchasing and Logistics and Chief Procurement Officer of Navistar from October 2011 to November 2012, and as Vice President, Purchasing and Logistics of Navistar from August 2008 to October 2011. Prior to these positions, Mr Lisboa held various management positions within Navistar’s North American and South American operations. Mr Lisboa began his career at Maxion International Motores Brasil, followed by a move to International Engines Argentina S.A., and then to MWM-International South America. Directorships of listed companies in the past five years: Former – Director of Broadwind Energy, Inc. (2016-2018). Last elected: August 2018 Recommendation The Board, on the recommendation of the Nominating and Governance Committee, believes it is in the interests of shareholders that Suzanne B. Rowland and Dean Seavers be elected as directors of the Company and recommends (with Suzanne B. Rowland and Dean Seavers abstaining from voting in respect of their own election) that you vote in favour of Resolutions 3(a) and 3(b). The Board, having assessed the performance of Michael Hammes and Persio V. Lisboa, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of shareholders that Michael Hammes and Persio V. Lisboa be re-elected as directors of James Hardie, and recommends (with Michael Hammes and Persio V. Lisboa abstaining from voting in respect of their own election) that you vote in favour of Resolutions 3(c) and 3(d). RESOLUTION 4 – AUTHORITY TO FIX THE EXTERNAL AUDITOR’S REMUNERATION Resolution 4 asks shareholders to give authority to the Board to fix the external auditor’s remuneration. Ernst & Young LLP were first appointed external auditors for the James Hardie Group for the year ended 31 March 2009. A summary of the external auditor’s remuneration during the fiscal year ended 31 March 2021, as well as non-audit fees paid to Ernst & Young LLP are set out on page 152 of the 2021 Annual Report. The Audit Committee periodically reviews Ernst & Young LLP’s performance and independence as external auditor and reports its results to the Board. A summary of Ernst & Young LLP’s interaction with James Hardie, the Board and the Board Committees is set out on pages 83 and 84 of the 2021 Annual Report. Recommendation The Board believes it is in the interests of shareholders that the Board be given authority to fix the external auditor’s remuneration for the fiscal year ended 31 March 2022 and recommends, on the recommendation of the Audit Committee that you vote in favour of Resolution 4.

12 RESOLUTION 5 – APPROVAL TO AMEND AND RESTATE THE JAMES HARDIE INDUSTRIES EQUITY INCENTIVE PLAN 2001 AND TO ISSUE EQUITY SECURITIES UNDER IT Resolution 5 asks shareholders to amend and restate the 2001 EIP and to approve the issue of equity securities under it. The 2001 EIP was originally approved at the 2001 AGM and was re-approved most recently by shareholders with certain amendments at the 2011 AGM. The 2001 EIP provides for a range of potential entitlements that may be granted to employees who are eligible to participate in the 2001 EIP (Eligible Persons). Proposed Amendments to Plan Rules It is proposed to amend and restate the Plan Rules for the 2001 EIP in order to: (1) extend the time period for which the 2001 EIP can be used, as the 2001 EIP is currently set to expire on 16 August 2021; (2) make necessary changes for compliance with current applicable US tax laws and regulations; (3) give the Board of the Company additional flexibility to grant Awards; and (4) certain other administrative changes. A copy of the Plan Rules that incorporates the proposed amendments is available free of charge: (a) at the AGM in Dublin, Ireland; (b) at the Company’s registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland; (c) at the Company’s registered Australian office at Level 20, 60 Castlereagh Street, Sydney NSW 2000; and (d) on the Company’s Investor Relations website. http://ir.jameshardie.com.au/. A summary of the Plan Rules as proposed to be amended is set out below. Overview of the 2001 EIP The 2001 EIP is a key component of the Company’s compensation arrangements for James Hardie Group employees. It provides flexibility in the type of equity awards which can be used to deliver long-term shareholder alignment. The Board believes that this flexibility is important given the Company’s international operations and will continue to allow it to tailor rewards to such employees and maximise returns to shareholders over the long-term by: ■ aligning the interests of employees and shareholders; ■ matching employee rewards under the 2001 EIP with the long-term performance of the Company; and ■ helping to attract and retain employees. Under the 2001 EIP, the Company may grant Awards to eligible employees in the form of any Nonstatutory Stock Option, Performance Award, Restricted Stock, Restricted Stock Unit, Stock Appreciation Right, Stock Payment, Stock Bonus, Stock Sale, Dividend Equivalent, or Other Stock-Based Benefit, as such terms are defined in the 2001 EIP and described below. Operation of the 2001 EIP Persons eligible to receive equity incentives under the 2001 EIP are select employees of the Company. The 2001 EIP provides continuing flexibility for the Company to award equity-based compensation that meets the ongoing objective of aligning compensation with shareholder value. ASX Listing Rules Subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of equity securities that a listed Company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period (15% Placement Capacity). ASX Listing Rule 7.2, Exception 13, operates as one of the exceptions to Listing Rule 7.1. This rule provides that issues of securities under an employee incentive scheme are exempt from ASX Listing Rule 7.1 if, within 3 years before the issue of such securities, the holders of the entity’s ordinary securities approved the issue of equity securities under the scheme as an exception to the rule. The notice of meeting must include: ■ a summary of the terms of the scheme; ■ the number of equity securities issued under the scheme since the entity was listed or the date of the last approval under this rule; EXPLANATORY NOTES (CONTINUED)

Notice of Annual General Meeting 2021 13 ■ the maximum number of equity securities proposed to be issued under the scheme following the approval; and ■ a voting exclusion statement. Accordingly, Resolution 5 seeks approval from shareholders of the Company pursuant to ASX Listing Rule 7.2 (Exception 13) for the 2001 EIP and the issue of securities under the 2001 EIP. The effect of shareholder approval under ASX Listing Rule 7.2, Exception 13 is that any issues of securities under the 2001 EIP are treated as having been made with the approval of shareholders for the purposes of Listing Rule 7.1. Approval under ASX Listing Rule 7.2, Exception 13 lasts for a period of 3 years. If Resolution 5 is passed, the Company will be able to issue securities to employees, including our Executives, under the 2001 EIP without reducing any of the Company’s 15% Placement Capacity and without shareholder approval under Listing Rule 7.1 If Resolution 5 is not passed, the restated form of 2001 EIP will not become effective. The 2001 EIP will instead remain effective in its current form, and the Company may still issue securities to Participants under the current form of 2001 EIP. Any issue without shareholder approval will reduce, to that extent, the Company’s capacity to issue equity securities under ASX Listing Rule 7.1 for 12 months following the issue. Requirements under the ASX Listing Rules In accordance with the requirements of ASX Listing Rule 7.2, Exception 13, the following information is provided. A summary of the material terms of the 2001 EIP is set out below. The 2001 EIP was most recently amended and restated by shareholders at the Company’s 2011 Annual General Meeting as noted above. As of the date of this Notice of Meeting, 23,574,120 of equity securities have been issued under the 2001 EIP since its original effective date and 21,502,980 of equity securities remain available for future issuance under the 2001 EIP. The maximum number of equity securities proposed to be issued under the 2001 EIP pursuant to the grant of Awards within the three-year period from the date of the passing of Resolution 5 is 1,800,000 equity securities. The maximum number is not intended to be a prediction of the actual number of Shares to be issued under the 2001 EIP, simply a ceiling for the purposes of ASX Listing Rule 7.2 (Exception 13(b)). A voting exclusion statement has been included in the Notice for this Resolution 5. General The term “Shares” as used in this Resolution 5 and for purposes of the 2001 EIP includes an equivalent number of CUFS and/ or ADRs in lieu of all or a portion of such number of Shares, provided that that such equivalent number of ADRs or CUFS shall be proportionately adjusted as determined by the Administrator to account for the applicable ratio of Shares in relation to such ADRs or CUFS. The Shares which may be earned under the various Awards may be issued as new Shares or purchased by the Company on- market. Administration of the 2001 EIP The 2001 EIP is administered by the Board or a committee of one or more Board members appointed by the Board (Committee). The Board or Committee may also delegate to a committee of one or more Company officers (Officer Committee) the authority to grant Awards to individuals who are not serving on the Officer Committee, and subject to the additional limitations set forth in the 2001 EIP and such delegation of authority. The Board, Committee and Officer Committee have concurrent authority to administer the 2001 EIP (Administrator). Subject to the terms of the 2001 EIP, the Administrator determines the eligible employees who will receive Awards, the number of Shares subject to such Awards, the amount of any exercise price, strike price or purchase price for the Shares subject to Awards, and the vesting and other terms and conditions of Awards which will be set forth in applicable Award agreement approved by the Administrator for the Award at the time of grant and distributed to the grantee. Subject to the limitations set forth in the Plan, applicable listing requirements and subject to compliance with applicable laws, the Administrator has the authority to amend the Plan and outstanding Awards.

14 Repricing; Cancellation and Re-Grant of Stock Awards Under the 2001 EIP, the Administrator does not have the authority to reprice any outstanding Stock Option or Stock Appreciation Right by reducing the exercise, purchase, or strike price of the Stock Option or Stock Appreciation Right or to cancel any outstanding Stock Option or Stock Appreciation Right that has an exercise price greater than the current fair market value of Shares in exchange for cash or other stock awards or otherwise reprice such Awards without obtaining the approval of our shareholders. Types and General Terms of Awards Awards may be granted under the 2001 EIP pursuant to Award agreements adopted by the Administrator. Awards granted under the 2001 EIP may “vest” or in the case of Stock Options and Stock Appreciation Rights, may become exercisable at the rate determined by the Administrator and specified in the applicable Award agreement. Shares covered by different Awards granted under the 2001 EIP may be subject to different vesting schedules as the Administrator may determine. The Administrator also has flexibility to provide for accelerated vesting of Awards in certain events. No dividends or Dividend Equivalents may be paid on unearned Performance Awards. Non-Assignability. No Award is assignable or transferable except: (a) by will or by the laws of descent and distribution; or (b) upon dissolution of marriage pursuant to a qualified domestic relations order or similar order by a court of competent jurisdiction or, in the discretion of the Administrator and under circumstances that would not adversely affect the interests of the Company, transfers for estate planning purposes or pursuant to a nominal transfer that does not result in a change in beneficial ownership. During the lifetime of an employee, an Award granted to such person will be exercisable only by the employee (or the employee’s permitted transferee) or such person’s guardian or legal representative. The following is a description of the permissible terms of the types of Awards that may be granted under the 2001 EIP. The terms of actual Awards may be more restrictive as to any or all of the permissible terms described below. Stock Options The 2001 EIP does not provide for the grant of incentive stock options. Stock Options granted under the 2001 EIP are nonstatutory stock options. Exercise Price. The exercise price of Stock Options may not be less than 100 percent of the fair market value of the Shares subject to the Stock Option on the date of grant. Consideration. Acceptable forms of consideration for the purchase of Shares pursuant to the exercise of a Stock Option granted under the 2001 EIP will be determined by the Administrator and may include any combination of the following: (1) cash, (2) payment pursuant to broker assisted “cashless exercise” program (3) a loan arrangement, or (4) other consideration approved by the Administrator and permissible under applicable law. Term. The term of Stock Options granted under the 2001 EIP may not exceed ten years. Termination of Service. Except as explicitly provided otherwise in an employee’s Stock Option agreement or other written agreement with us, Stock Options granted under the 2001 EIP generally terminate 90 days after termination of the employee’s service unless (1) termination is due to the employee’s death, retirement or permanent disability, in which case the stock option will fully accelerate vesting and may be exercised up to two years after the date of death, retirement or permanent disability; or (2) the employee is terminated for just cause, in which case the Stock Option will cease to be exercisable immediately upon the employee’s termination. In the event of a redundancy termination, Stock Options will accelerate vesting as of the date of termination as if the employee had continued employment through the last day of the calendar year in which the termination occurred. Any Stock Options that are not vested as of the date of termination (after giving effect to any vesting acceleration applicable upon termination), are automatically forfeited on the date of termination. In no event may a Stock Option be exercised after its original expiration date. For purposes of the 2001 EIP, “just cause” generally means (i) the refusal of the employee to carry out reasonable directions provided to the employee by the Board, the President or Chief Executive Officer of the Company, or any other person who has authority to so direct the employee; (ii) the commission of a grossly negligent act by the employee in the performance of his or her duties which injures the Company; (iii) the commission of theft from the Company by the employee; EXPLANATORY NOTES (CONTINUED)

Notice of Annual General Meeting 2021 15 (iv) a material violation of any policy of the Company which injures the Company; (v) the conviction of the employee of violating a criminal law that involves the commission of a felony or other crime that involves moral turpitude; (vi) the performance of services by the employee for any other person or entity that, in the judgment of the Chief Executive Officer of the Company or other senior executive officer designated by the Administrator, competes with the Company or an Affiliated Entity, or is otherwise prejudicial to or in conflict with the business or interests of the Company or its Affiliated Entities, while the employee is employed by the Company and without the prior written approval of the Chief Executive Officer of the Company. In all cases, any determination that there may be “just cause” for termination of the Chief Executive Officer will be determined by the Board. Stock Appreciation Rights Each Stock Appreciation Right is denominated in Share equivalents. Upon exercise of a Stock Appreciation Right, we will pay the employee an amount equal to the excess of (a) the aggregate fair market value on the date of exercise of a number of Share equivalents with respect to which the employee is exercising the Stock Appreciation Right, over (b) the strike price determined by the Administrator on the date of grant. The appreciation distribution upon exercise of a Stock Appreciation Right may be paid in cash, Shares, a combination of cash and Shares, or any other form of consideration determined by the Administrator. The strike price of each Stock Appreciation Right will be determined by the Administrator but will in no event be less than 100 percent of the fair market value of Shares on the date of grant. Stock appreciation rights vest and become exercisable at the rate specified in the Stock Appreciation Right agreement as determined by the Administrator. The term of Stock Appreciation Rights granted under the 2001 EIP may not exceed ten years. Stock appreciation rights will be subject to the same conditions upon termination of an employee’s service as Stock Options under the 2001 EIP. Restricted Stock Awards Awards of Restricted Stock provide for an immediate issuance of Shares which will be forfeited back to the Company if the vesting requirements of the Award are not met. Generally, Restricted Stock is granted in consideration of the employee’s services and there is no purchase price that is paid for the Shares. Payment of any required purchase price may be made in any legal form acceptable to the Administrator. Generally, Restricted Stock that has not vested will be automatically forfeited upon the employee’s termination of continuous service with us for any reason. Restricted Stock Unit Awards Restricted Stock Unit Awards or RSUs represent the right to be issued Shares or their equivalent cash value on a future date subject to satisfaction of the vesting criteria by such date. We will settle vested RSUs by delivery of our Shares, by cash, by a combination of cash and Shares as determined by the Administrator and set forth in the RSU agreement. Generally, RSUs that have not vested will be forfeited upon the employee’s termination of continuous service for any reason. Performance Awards The 2001 EIP allows us to grant Performance Awards that may be settled in Shares, cash, or a combination thereof. Performance Awards may be granted, vest or be exercised based upon the attainment during a specified period of time of specified performance goals. The length of any performance period, the performance goals to be achieved during the performance period and the measure of whether and to what degree such performance goals have been attained will be determined by the Administrator. Stock Payment, Stock Bonus, Stock Sale, Dividend Equivalent, or Other Stock-Based Benefits The Administrator may grant other Awards for Shares and other Awards with terms that are based in whole or in part by reference to the value of Shares. Subject to the provisions of the 2001 EIP, the Administrator will determine the terms and conditions of such Awards which may be granted either alone or in addition to other Awards granted under the 2001 EIP. Changes to Capital Structure In the event of certain changes to the outstanding Shares without our receipt of consideration (whether through a stock split or other specified change in our capital structure), the Administrator will appropriately adjust: (1) the class(es) and maximum number of Shares subject to the 2001 EIP; and (2) the class(es) and number of Shares and the price per Share subject to outstanding Awards.

16 Effect of Change in Control In the event of a change in control, outstanding Awards will be subject to the definitive agreement entered into by the Company in connection with the change in control. Subject to applicable law and listing rules, the Administrator may determine to accelerate the vesting, exercisability or settlement of any Award, assume, substitute or convert any Award into a substantially equivalent award with respect to the acquiring or parent entity’s securities, or cancel any Award in exchange for cash, securities or property. Awards that will not be assumed, substituted or converted, or cancelled in exchange for rights to receive payments of change in control consideration, will generally automatically accelerate vesting and exercisability prior to the change in control. Unless otherwise provided in the employee’s agreement with the Company, to the extent an employee holds unvested Awards or unvested rights to receive change in control consideration payments in respect of cancelled Awards and the employee is terminated in connection with the change in control, the vesting of such Awards will immediately accelerate in full. For such purposes, an employee’s termination in connection with a change in control means a termination of employment which occurs within two years of the change in control as a result of (i) such employee’s removal from employment by, or resignation of employment upon the request of, a party exercising practical voting control over the Company following the change in control or a person acting upon authority or at the instruction of such party; or (ii) the elimination of the employee’s position as a result of a reduction in force made to reduce over capacity or unnecessary duplication of personnel and the employee is not offered a replacement position with compensation substantially similar to the compensation in effect immediately before the change in control; or (iii) the employee terminates employment because he or she is forced to relocate to a work place more than 50 miles away from his or her work place before the change in control. For purposes of the 2001 EIP, change in control generally means: (i) the acquisition by a person or entity of more than 30 percent of our combined voting power; (ii) when a majority of our Board becomes comprised of individuals whose nomination, appointment, or election was not approved by a majority of our Board members or their approved successors; (iii) a consummated sale, lease or exclusive license or other disposition of all or substantially all of our assets; or (iv) our complete dissolution or liquidation. Plan Duration and Termination The 2001 EIP will continue in effect until terminated by the Administrator. The Administrator may terminate the 2001 EIP (or any part of it) at any time, provided all Awards made under the 2001 EIP prior to such termination remain in effect until they have been satisfied or terminated in accordance with their terms and the 2001 EIP. Recommendation The Board believes that the 2001 EIP (as amended and restated) is an appropriately designed equity-based employee incentive scheme, capable of attracting, motivating and retaining employees, is aligned with the ultimate goal of delivering long-term shareholder value, and recommends that you vote in favour of Resolution 5. EXPLANATORY NOTES (CONTINUED) RESOLUTION 6 – APPROVAL TO AMEND AND RESTATE THE JAMES HARDIE INDUSTRIES LONG TERM INCENTIVE PLAN 2006 AND TO ISSUE EQUITY SECURITIES UNDER IT Resolution 6 asks shareholders to approve the restated form of the 2006 LTIP. The 2006 LTIP was originally approved at the 2006 AGM and was most recently reapproved at the 2018 AGM. The 2006 LTIP provides for a range of potential entitlements to be paid to employees who are eligible to participate in the 2006 LTIP (Participants). One of the Participants is Jack Truong, the CEO. The benefits to be provided to the CEO under the 2006 LTIP in respect of fiscal year 2022 are the subject of Resolutions 7 and 8. Overview of the 2006 LTIP The 2006 LTIP is a key component of the Company’s compensation arrangements for employees selected for participation. It provides flexibility in the type of equity award which can be used to deliver long-term shareholder alignment. The Board believes that this flexibility is important given the Company’s international operations and will continue to allow it to tailor rewards to Participants and maximise returns to shareholders over the long-term by: ■ aligning the interests of Participants and shareholders; ■ matching Participants rewards under the 2006 LTIP with the long-term performance of the Company; and ■ helping to attract and retain employees.

Under the 2006 LTIP, the Company may offer eligible employees both cash-settled awards (**Cash Awards**) and stock-settled RSUs (together referred to as **Entitlements**).

**Operation of the 2006 LTIP**

The rules of the 2006 LTIP (**Plan Rules**) explain the general terms of the 2006 LTIP which apply to grants of each type of Entitlement. The Plan Rules include the terms and conditions for each type of Entitlement, including additional conditions that apply to offers of Entitlements to US Participants.

Selected Participants will be granted either a specified number of Entitlements, or a number of Entitlements calculated by reference to a US$ amount of long-term incentive and the fair value of the Entitlement to be granted. A grant of Entitlements under the 2006 LTIP is subject to the Plan Rules and the terms of the specific grant. The Board administers the 2006 LTIP in accordance with the Plan Rules and the terms and conditions of the specific grants to Participants.

**ASX Listing Rules**

Subject to a number of exceptions, ASX Listing Rule 7.1 limits the amount of equity securities that a listed Company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period (15% Placement Capacity).

ASX Listing Rule 7.2, Exception 13, operates as one of the exceptions to Listing Rule 7.1. This rule provides that issues of securities under an employee incentive scheme are exempt from ASX Listing Rule 7.1 if, within 3 years before the issue of such securities, the holders of the entity's ordinary securities approved the issue of equity securities under the scheme as an exception to the rule. The notice of meeting must have included:

- a summary of the terms of the scheme;
- the number of securities issued under the scheme since the entity was listed or the date of the last approval under this rule;
- the maximum number of equity securities proposed to be issued under the scheme following the approval; and
- a voting exclusion statement.

Accordingly, Resolution 6 seeks approval from shareholders of the Company pursuant to ASX Listing Rule 7.2 (Exception 13) for the 2006 LTIP and the issue of securities under the 2006 LTIP.

The effect of shareholder approval under ASX Listing Rule 7.2, Exception 13 is that any issues of securities under the 2006 LTIP are treated as having been made with the approval of shareholders for the purposes of Listing Rule 7.1. Approval under ASX Listing Rule 7.2, Exception 13 lasts for a period of 3 years.

If Resolution 6 is passed, the Company will be able to issue securities to Participants under the 2006 LTIP without reducing any of the Company's 15% Placement Capacity and without shareholder approval under Listing Rule 7.1.

If Resolution 6 is not passed, the restated form of 2006 LTIP will not become effective. The 2006 LTIP will instead remain effective in its current form, and the Company may still issue securities to Participants under the current form of 2006 LTIP. Any issue without shareholder approval will reduce, to that extent, the Company's capacity to issue equity securities under ASX Listing Rule 7.1 for 12 months following the issue.

**Requirements under the ASX Listing Rules**

In accordance with the requirements of ASX Listing Rule 7.2, Exception 13, the following information is provided.

A summary of the material terms of the 2006 LTIP is set out below.

**Previous Allotments**

Since the 2006 LTIP was last approved by shareholders at the 2018 AGM, the following RSU grants have been made:

| | FY2019 | FY2020 | FY2021 |
|---|---|---|---|
| ROCE RSUs | 383,182 | 273,258 | 190,376 |
| Relative TSR RSUs | 713,119 | 503,173 | 294,574 |

The maximum number of securities proposed to be issued under the restated 2006 LTIP within the three-year period from the date of the passing of this Resolution 6 is 2,500,000 securities. The maximum number is not intended to be a prediction of the actual number of securities to be issued under the restated 2006 LTIP, simply a ceiling for the purposes of ASX Listing Rule 7.2 (Exception 13(b)).

Notice of Annual General Meeting 2021 17

18 A voting exclusion statement has been included in the Notice for Resolution 6. General The term “Shares” as used in Resolutions 6 through 8 (and in the Explanatory Notes accompanying Resolutions 6 through 8) includes an equivalent number of CUFS and/or ADRs in lieu of all or a portion of such number of Shares, provided that that such equivalent number of ADRs or CUFS shall be proportionately adjusted as determined by the Board to account for the applicable ratio of Shares in relation to such ADRs or CUFS. The Shares which may be earned under the various Entitlements may be issued as new Shares or purchased by the Company on-market. The Company will not provide loans in relation to the issue of Entitlements under the 2006 LTIP. Specific provisions under US law US law contains specific provisions dealing with compensation for employees, which are relevant to the Company. Consequently, since a number of Participants in the 2006 LTIP have been and will be US Participants, additional conditions are applicable to US Participants. Generally, the 2006 LTIP is designed to comply with applicable tax laws and regulations. Grants of Entitlements and performance hurdles The vesting of Entitlements granted to all Participants under the 2006 LTIP may be conditional on the achievement of performance hurdles set out in the terms of the specific grant. Proposed Amendments to Plan Rules It is proposed to amend the Plan Rules for the 2006 LTIP in order to make necessary changes for compliance with current applicable international tax laws and regulations, as well as certain other administrative changes intended to facilitate grants and awards being provided across a range of different equity securities which can be offered by the Company. A copy of the Plan Rules highlighting the proposed amendments is available free of charge: (a) at the AGM in Dublin, Ireland; (b) at the Company’s registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland; and (c) at the Company’s registered Australian office at Level 20, 60 Castlereagh Street, Sydney NSW 2000; or (d) on the Company’s Investor Relations website, http://ir.jameshardie.com.au/. A summary of the Plan Rules as proposed to be amended is set out below. Brief summary of the rules for each different Entitlement The following is a brief summary of the rules relating to the grant of each kind of Entitlement. Cash Awards The grant of Cash Awards involves cash-settled awards rather than the acquisition of Shares or other securities by Participants. A grant of Cash Awards to a particular Participant is subject to the Plan Rules and the terms of the specific grant. As the grant of a Cash Award does not involve any issue of securities by the Company, shareholder approval of this aspect of the 2006 LTIP is not required. However, it is included here for the information of shareholders. In general, the terms and conditions for grants of Cash Awards are the same as those for grants of RSUs (described below). More information about the grant of Entitlements which are proposed to be made during fiscal year 2022 is set out in the Remuneration Report for the year ended 31 March 2021. Grant of RSUs A summary of the terms and conditions that apply specifically to RSUs is set below. Entitlement – Each RSU granted to a Participant will entitle the Participant to be issued or transferred one Share, subject to the RSU vesting. The Company may put the Participant in contact with a broker who will arrange with the Participant to sell the Shares and provide the cash proceeds on or after the date the RSU has vested. EXPLANATORY NOTES (CONTINUED)

Notice of Annual General Meeting 2021 19 Price payable by a Participant to the Company on issue of the RSU and on vesting of RSU is zero – RSUs will be granted to the Participant for no consideration. Participants will be entitled to receive Shares upon vesting of their RSUs for no consideration. Transferability/assignability – RSUs cannot be transferred or assigned by a Participant except in limited circumstances. Sub-division, consolidation, reduction or return – If the Company conducts any share capital re-organisation, including by sub- dividing, consolidating, reducing or returning capital, the Board may make an appropriate and proportionate adjustment to the number of Shares which will be issued or transferred upon vesting of an RSU in accordance with any applicable Listing Rules. Voting, participation and dividend entitlements – RSUs carry no entitlement to vote, participate in new issues of Shares or accrue dividends. Vesting and forfeiture of RSUs – Each RSU award will have an expiration date and will vest subject to the terms and conditions approved by the Board for such RSU award and set forth in the Award Agreement. Unless the Award Agreement provides otherwise, if a Participant’s employment ends due to death, retirement, redundancy other than for cause, then provided the Participant is provided at least 12 months of continued employment with a group company after the original date the Award was granted, a pro rata proportion of the unvested RSUs will vest automatically at the date of employment ending. The Board will determine the calculation of the pro rata acceleration taking into consideration the duration of the employment and the unsatisfied service period for vesting of the RSUs. Any unvested RSUs will lapse within a certain period after the termination of employment. Such pro rata vesting acceleration will not apply if the Participant resigns or is terminated for cause (including for fraud or dishonesty). In that case, the RSUs will expire and be forfeited unless otherwise determined by the Board. Any transfer of employment from one group company to another does not result in a termination of employment for the purposes of the Plan. If a Participant ceases to be an employee of a group company including because the employer company has ceased to be a subsidiary of the Company then the pro rata provisions described above will equally apply to such an event. The Board always has a discretion to determine that some or all of any unvested RSUs do not lapse and be eligible to vest is determined by the Board. Takeover, reorganisation and winding up – If a Control Event in respect of the Company occurs before Awards vest, the Board may in its discretion determine that all or a portion of any RSU award is to vest immediately. Any unvested RSU award will expire and be forfeited without further payment. For these purposes “Control Event” means any of the following: ■ a takeover bid is made to acquire the whole of the issued ordinary share capital of the Company and the takeover bid is recommended by the Board or becomes unconditional; ■ a transaction is announced by the Company which, if implemented, would result in a person owning all or substantially all the issued Shares in the Company; ■ a person owns or controls sufficient Shares to enable them to influence the composition of the Board; or ■ any other similar event has occurred or is likely to occur (including, but not limited to, a merger of the Company with another company), which the Board determines, in its absolute discretion, to be a Control Event. If any party becomes bound to or is entitled to compulsorily acquire Shares, a corporate reorganisation takes effect or the Company passes a resolution to voluntarily windup or an order is made for compulsorily winding up, then the Board may accelerate the vesting of all or any RSU awards as determined by it within 30 days after the relevant event occurs. Board discretion – The Board may in its absolute discretion (on any conditions which it thinks fit) decide that some or all of the unvested RSUs held by a Participant will not lapse and be forfeited as scheduled, but are eligible to vest at a time and subject to any conditions it may specify by notice to the Participant, which may include that the RSU will vest immediately or at some time in the future depending on satisfaction of performance hurdles, and the RSU will lapse if such conditions are not satisfied. The Board will not exercise this discretion in circumstances where the Participant is terminated for cause (including for fraud or dishonesty). The Board may delegate the discretion to the Remuneration Committee.

20 Additional terms applicable to grants to US Participants The Plan sets out a number of restrictions in relation to grants to US Participants, which affect the term, time, form and method of settlement and form and timing of payment of any such grant. There are also particular restrictions relating to US-specific taxation law. Limits on number of Shares that can be issued The Board will not grant RSUs if the aggregate number of Shares involved, when added to the number of Shares which would be issued if all outstanding RSUs vested, (but disregarding grants made or Shares issued to a person, where the person was situated outside Australia at the time the offer was made) would exceed 5% of the total number of issued Shares at the date on which the Board proposed to grant RSUs. Administration of the 2006 LTIP Any power or discretion which is conferred on the Board under the 2006 LTIP may be delegated by the Board to a committee consisting of directors, other officers, or employees of the Company as the Board thinks fit. The Remuneration Committee has the authority to interpret the 2006 LTIP and any documents used to evidence Entitlements, to determine the terms and conditions of Entitlements, and to make all other determinations necessary or advisable for the administration of the 2006 LTIP. Shareholder approval If the applicable Listing Rules require shareholder approval for the granting of Entitlements, no Entitlements will be granted before that approval is obtained. Summary of the reasons for seeking shareholder approval Shareholder approval of the 2006 LTIP is sought for all purposes under the Listing Rules of ASX. Under ASX Listing Rule 7.1 the Company may not issue Shares in respect of more than 15% of its issued share capital in any 12-month period without shareholder approval (subject to limited exceptions). Where shareholders have approved the issue of Shares under an employee share plan within the 3 years preceding the issue pursuant to Exception 9 of ASX Listing Rule 7.2, as an exception to ASX Listing Rule 7.1, those Shares would not be counted towards the 15% limit. As the 2006 LTIP was most recently approved in its entirety at the 2018 AGM, shareholder approval is sought for the continued grant of Entitlements and issue of Shares generally under the 2006 LTIP (as amended). Recommendation The Board believes that the 2006 LTIP (as amended) is an appropriately designed equity-based employee incentive scheme, capable of attracting, motivating and retaining key employees and driving the improved performance of the Company, and recommends that you vote in favour of Resolution 6. EXPLANATORY NOTES (CONTINUED)

Notice of Annual General Meeting 2021 21 Resolution 7 asks shareholders to approve the grant of ROCE RSUs under the 2006 LTIP under and for the purposes of ASX Listing Rule 10.14 to James Hardie’s Director and Chief Executive Officer, Jack Truong for the fiscal year 2022. If the restated 2006 LTIP is approved, these grants will be made under the restated 2006 LTIP. If the restated 2006 LTIP is not approved but this Resolution 7 is approved, these grants will be made under the terms of the current 2006 LTIP. A summary of the terms and conditions of the restated 2006 LTIP is set out in the Explanatory Notes in respect of Resolution 6. For fiscal year 2022, the Remuneration Committee has allocated the Long-Term Incentive (LTI) target of the Chief Executive Officer (and each senior executive) between the following three components to ensure that the reward is based on a diverse range of factors which validly reflect longer term performance, as well as provide an appropriate incentive to ensure senior executives focus on the key areas which will drive shareholder value creation over the medium and long-term: ■ 25% to ROCE RSUs – an indicator of James Hardie’s capital efficiency over time; ■ 25% to Relative TSR RSUs – an indicator of James Hardie’s performance relative to its US peers; and ■ 50% to Scorecard LTI – an indicator of each senior executive’s contribution to James Hardie achieving its long-term strategic goals. As the Board and Remuneration Committee believe the LTI program is achieving the stated objectives, and that management understands the current LTI program and continues to be motivated by it, the LTI components for fiscal year 2022 are materially consistent with the components for fiscal year 2021. Reasons for ROCE RSUs ROCE RSUs shall vest if James Hardie’s ROCE performance meets or exceeds ROCE performance hurdles over a three-year period, subject to the exercise of negative discretion by the Remuneration Committee. James Hardie introduced ROCE RSUs in fiscal year 2013 once the US housing market had stabilised to an extent which permitted the setting of multi-year financial metrics. As James Hardie funds capacity expansions and market initiatives in the US, Asia Pacific and Europe it is important that management focuses on ensuring that the Company continues to achieve strong ROCE results while pursuing growth. Upon vesting, ROCE RSUs shall be settled in CUFS on a 1-to-1 basis. ROCE RSU changes for fiscal year 2022 The FY2022 ROCE RSU plan has the same design as the FY2021 plan. The hurdles (or payout scale) was updated for the FY2022-FY2024 ROCE award. Key aspects of ROCE RSUs Goal Setting: ROCE performance hurdles for the ROCE RSUs are based on historical results and take into account the forecasts for the US and Asia Pacific housing markets. By way of reference, the three-year average ROCE result for fiscal years 2019, 2020 and 2021 was 33.0%. ROCE Definitions: The ROCE measure will be determined by dividing Adjusted Earnings Before Interest and Tax (Adjusted EBIT) by Adjusted Capital Employed each as further explained below. The Adjusted EBIT component of the ROCE measure will be determined as follows. Earnings before interest and taxation as reported in James Hardie’s financial results, adjusted by: ■ excluding the earnings impact of legacy issues (such as asbestos adjustments); and ■ adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee. Since management’s performance will be assessed on the pre-impairment value of James Hardie’s assets, the Remuneration Committee would not normally deduct the impact of any asset impairments from the Company’s EBIT for the purposes of measuring ROCE performance. The Adjusted Capital Employed component of the ROCE measure will be determined as follows. Total Assets minus Current Liabilities, as reported in James Hardie’s financial results, adjusted by: ■ excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes; ■ adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee, in order to align the Adjusted Capital Employed with the determination of Adjusted EBIT; RESOLUTION 7 – GRANT OF FISCAL YEAR 2022 ROCE RSUS

22 ■ adding back leasehold assets for manufacturing facilities and other material leased assets, which the Remuneration Committee believes give a more complete measure of the Company’s capital base employed in income generation; and ■ deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register, in order to encourage management to invest in capital expenditure projects that are aligned with the long-term interests of the Company. The ROCE performance hurdles will be indexed for changes to US and Asia Pacific addressable housing starts. The resulting Adjusted Capital Employed for each quarter of any fiscal year will be averaged to better reflect capital employed over the course of a year rather than at a certain point in time. The ROCE result to compare to the performance hurdles will be the average of James Hardie’s ROCE in fiscal years 2022, 2023 and 2024. These definitions have been framed to ensure management is rewarded and held accountable for the aspects over which they have direct influence and control, while not discouraging management from recommending that James Hardie undertake investments that will provide for future Company growth. Grant: The Chief Executive Officer will receive a grant for fiscal year 2022 equal to the maximum number of ROCE RSUs (2.0x target). The number of ROCE RSUs which vest, and the number of Shares ultimately received in 2024 will depend on James Hardie’s ROCE performance in fiscal years 2022 to 2024 together with the Remuneration Committee’s exercise of negative discretion. Performance Hurdle: The performance hurdles for ROCE RSUs granted in fiscal year 2022 (for performance in fiscal years 2022 to 2024) are: ROCE Amount of Target ROCE RSUs to Vest < 35.0% 0.0x ≥ 35.0%, but < 37.0% 0.5x ≥ 37.0%, but < 38.5% 1.0x ≥ 38.5%, but < 40.0% 1.5x ≥ 40.0% 2.0x The earnings component of ROCE performance targets is predicated on assumptions in market growth. Market growth in James Hardie’s primary markets has two main components – independent third-party sourced data for new housing starts and an independent third-party data sourced for the repair and remodel market. These two main components are blended for an index of market growth. The above performance hurdles can be indexed up or down to the extent that actual US and Asia Pacific addressable housing starts over the performance period are higher or lower than those assumed in James Hardie’s fiscal years 2022-2024 business plan. Performance period: The overall performance period is 3 years. The ROCE RSUs vest 3 years from August 2021, subject to the exercise of negative discretion by the Remuneration Committee. Conditions and negative discretion: In 2024, the Remuneration Committee will review James Hardie’s performance over the performance period and may exercise negative discretion to reduce the number of ROCE RSUs that would otherwise vest under the ROCE vesting scale above based on the quality of the ROCE returns balanced against management’s delivery of market share growth and performance against certain specified strategic goals and objectives (i.e., the Scorecard). The Remuneration Committee can only exercise negative discretion. It cannot be applied to enhance the reward that can be received. The potential to exercise negative discretion allows the Remuneration Committee to ensure that ROCE returns are not obtained at the expense of long-term sustainability. The Scorecard includes several longer-term measures which the Remuneration Committee believes are important contributors to long-term creation of shareholder value. Each year the Remuneration Committee approves several key objectives and the measures it expects to see achieved for each of these objectives. The fiscal year 2022 Scorecard applicable for the grants of ROCE RSUs (and Scorecard LTI) is set out in the Remuneration Report for the year ended 31 March 2021. The Remuneration Committee considers the goals to be reflective of James Hardie’s overall long-term goals. EXPLANATORY NOTES (CONTINUED)

Notice of Annual General Meeting 2021 23 The Chief Executive Officer’s rating ultimately depends on the Remuneration Committee’s assessment (and the Board’s review) of his contribution to James Hardie in meeting the Scorecard objectives. Although most of the objectives in the Scorecard have quantitative targets, the Board has not allocated a specific weighting to any and the final Scorecard assessment and exercise of negative discretion (if any) will involve an element of judgment by the Remuneration Committee. A different amount of negative discretion is likely to be applied when assessing the Chief Executive Officer’s performance for the Scorecard LTI grants (which only include consideration of Scorecard measures) and ROCE RSUs grants (which involve a broader assessment of the quality of James Hardie’s results). Worked Example The following example uses the Chief Executive Officer’s LTI fiscal year 2022 target quantum of US$5,750,000 and assumes for illustrative purposes, a three-year average ROCE performance of 39%. At grant date the LTI quantum granted to the Chief Executive Officer in ROCE RSUs is: $5,750,000 LTI target x 25% of LTI target issued in ROCE RSUs x 2.0 target leverage = US$2,875,000 to be granted in ROCE RSUs. At a value of US$31.00 share, this is equivalent to a grant of 92,742 ROCE RSUs. Based on a 39% average ROCE result for the three-year period to fiscal year 2024, 1.5x target would be eligible to vest: 92,742 RSUs x 75% = 69,557 ROCE RSUs Note: 1.5x target equals 75% of total ROCE RSUs granted. At the conclusion of the three-year performance period, the Remuneration Committee will review James Hardie’s performance (and decide whether to reduce the number of ROCE RSUs which vest based on its negative discretion). For indicative purposes, assuming that the Remuneration Committee determines that 1.0x target (rather than the 1.5x target based on performance against the ROCE performance hurdles) of the Chief Executive Officer’s total ROCE RSUs should vest, the Chief Executive Officer would receive: 92,742 RSUs x 50% = 46,371 ROCE RSUs Note: 1.0x target equals 50% of total ROCE RSUs granted. Maximum and actual number of ROCE RSUs The maximum number of Shares and ROCE RSUs for which approval is sought under this Resolution 7 is 125,000 and is based on the grant that would be made if James Hardie’s performance warranted the maximum possible award for fiscal year 2022 (i.e. 2.0x LTI target) and the Remuneration Committee did not exercise any negative discretion to reduce the number of ROCE RSUs which ultimately are to vest and be settled into Shares. The actual number of ROCE RSUs granted is determined by dividing the maximum dollar amount granted under the ROCE RSUs portion of the LTI target (which is 2.0x LTI target) by James Hardie’s share price over the 20 trading days preceding the date of grant, subject to the maximum specified in the resolution. In the unlikely event the grant calculation returns an actual number of ROCE RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 7, James Hardie may grant a cash settled award equal in value to the number of ROCE RSUs which exceed the maximum number of Shares. Any such cash settled award made will vest on the same criteria as set forth above and would only vest in the event the ROCE RSU grant vests in full. Previous grants For fiscal year 2022, as Chief Executive Officer of James Hardie, Dr Truong is eligible to participate in the 2006 LTIP. The number of ROCE RSUs granted to Dr Truong since shareholder approval was last obtained at the 2020 AGM was 82,131 with a grant date of 17 August 2020 (being the maximum number approved). Dr Truong, as a senior executive of James Hardie since April 2017, has previously received grants of ROCE RSUs under the 2006 LTIP in that capacity. As Dr Truong was not a Director of James Hardie until January 31, 2019, the 2017 and 2018 grants were able to be made without the need for specific shareholder approval under ASX Listing Rule 10.14.

# EXPLANATORY NOTES (CONTINUED)

The number of ROCE RSUs granted to Dr Truong in the last 3 years, excluding the grants that are the subject of Resolutions 7 and 8, is set out in the table below:

| DATE OF GRANT | NUMBER GRANTED | VESTING DATE |
|---|---|---|
| 17 August 2020 | 82,131 | 17 August 2023 |
| 17 August 2019 | 75,545 | 17 August 2022 |
| 9 August 2019 | 9,519 | 17 August 2021 |
| 6 September 2018 | 25,385 | 17 August 2021 |
| 17 August 2018 | 30,553 | 17 August 2021 |

There was no consideration paid by, and James Hardie did not provide loans to, the Chief Executive Officer in relation to the grant of these ROCE RSUs.

**General**

ROCE RSUs will be granted in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes.

No director other than Dr Truong has received any grant under the 2006 LTIP since the last AGM.

Currently Dr Truong is the only Director of James Hardie entitled to participate in the 2006 LTIP.

ROCE RSUs will be granted for no consideration and James Hardie will not provide loans to the Chief Executive Officer in relation to the grant of ROCE RSUs. Subject to the performance hurdles being met and the Remuneration Committee's exercise of negative discretion (if any), the Chief Executive Officer will be entitled to receive Shares upon vesting of the ROCE RSUs for no consideration. ROCE RSUs will be granted to the Chief Executive Officer no later than 12 months after the passing of Resolution 7.

**Summary of the legal requirements for seeking shareholder approval**

ASX Listing Rule 10.14 (specifically ASX Listing Rule 10.14.1) provides that a listed company must not permit a director to acquire shares or rights to be issued shares under an employee incentive scheme without the approval of shareholders by ordinary resolution.

Resolution 7 seeks the required shareholder approval to approve the grant of ROCE RSUs under the 2006 LTIP under and for the purposes of ASX Listing Rule 10.14 to James Hardie's Director and Chief Executive Officer, Jack Truong, for the fiscal year 2022 on the basis set out above.

If Resolution 7 is passed, the Company will be able to proceed with the grant of ROCE RSUs under the 2006 LTIP to James Hardie's Director and Chief Executive Officer, Jack Truong, for the fiscal year 2022 on the basis set out above. If Resolution 7 is not passed, the Company will not be able to proceed with the grant.

***Recommendation***

The Board believes it is in the interests of shareholders that the fiscal year 2022 grant of ROCE RSUs to the Chief Executive Officer up to the number specified in Resolution 7 under the 2006 LTIP, subject to the above terms and conditions, is approved under and for the purposes of ASX Listing Rule 10.14 and recommends that you vote in favour of Resolution 7.

## RESOLUTION 8 – GRANT OF FISCAL YEAR 2022 RELATIVE TSR RSUs

Resolution 8 asks shareholders to approve under and for the purposes of ASX Listing Rule 10.14 the grant of Relative TSR RSUs to Jack Truong, James Hardie's Director and Chief Executive Officer, for the fiscal year 2022. Relative TSR RSUs shall vest if James Hardie's TSR performance meets or exceeds the Relative TSR performance hurdles. Upon vesting, Relative TSR RSUs shall be settled in CUFS on a 1-to-1 basis.

**Relative TSR RSU changes for fiscal year 2022**

The key aspects of the Relative TSR RSUs are unchanged.

24

**Key aspects of Relative TSR RSUs**

***Grant:*** The Chief Executive Officer will receive a grant equal to the maximum number of Relative TSR RSUs (2.0x target). The number of Relative TSR RSUs which vest, and the number of Shares ultimately received depends on James Hardie's Relative TSR performance compared to the performance hurdles.

***Performance Hurdle:*** The performance hurdle vesting scale for fiscal year 2022 grants is unchanged from fiscal year 2021 and is as follows:

| PERFORMANCE AGAINST PEER GROUP | AMOUNT OF TARGET RELATIVE TSR RSUs TO VEST |
|---|---|
| < 40th Percentile | 0.0 |
| 40th Percentile | 0.5x |
| >40th – <60th Percentile | Sliding Scale |
| 60th Percentile | 1.0x |
| >60th – <80th Percentile | Sliding Scale |
| ≥80th Percentile | 2.0x |

***Peer Group:*** The Peer Group for the fiscal year 2022 Relative TSR RSU grant is comprised of companies exposed to the US building materials market, which is James Hardie's major market. The Remuneration Committee and the Board reviewed the composition of the Peer Group with the Company's independent advisor, Guerdon Associates, and determined it was necessary to update the peer group to more closely align with our business strategy to become more consumer facing directly to the homeowner. Our new peer group fits within our financial criteria and allows the company to grow and includes builders and consumer products companies which are directly influenced by the homeowner and/or housing market. Our FY2022 Peer Group consists of 23 companies as shown below. We also eliminated 4 companies who no longer fit our business strategy and/or financial criteria (Apogee Enterprises, Inc., Eagle Materials, Inc., Mueller Water Products, Inc., and Quanex Building Products Corporation).

| | | |
|---|---|---|
| A.O. Smith Corporation | Lennox International, Inc | Simpson Manufacturing Co., Inc |
| Acuity Brands, Inc | Louisiana-Pacific Corp | The Toro Company |
| American Woodmark Corp | Martin Marietta Materials Inc | Toll Brothers, Inc. |
| Armstrong World Indus, Inc | Masco Corporation | Trex Co., Inc |
| Builders FirstSource, Inc. | Mohawk Industries, Inc | Valmont Industries, Inc |
| Carlisle Companies Inc. | NVR, Inc. | Vulcan Materials Co |
| Cornerstone Building Brands, Inc. | Newell Brands Inc. | Watsco, Inc |
| Fortune Brands, Home & Security Inc. | Owens Corning | |

***Testing and performance period:*** The performance hurdle will be tested (based on James Hardie's performance against its Peer Group for the 20 trading days preceding the test date) and the Relative TSR RSUs may vest after 3 years from August 2021. Any Relative TSR RSUs that have not vested following this test will lapse.

**Maximum and actual number of Relative TSR RSUs**

The maximum number of Shares and Relative TSR RSUs for which approval is sought under this Resolution 8 is 200,000 and is based on the grant that would be made if James Hardie equals or exceeds the 80th percentile of performance against the Peer Group and all the Relative TSR RSUs vest.

The actual number of Relative TSR RSUs granted is determined by dividing the maximum dollar amount granted under the Relative TSR RSU portion of the LTI target (which is 2.0x LTI target) by the value of the Relative TSR RSUs, using a Monte Carlo simulation, over the 20 trading days preceding the date of grant, subject to the maximum specified in the resolution.

As with Resolution 7, in the unlikely event the grant calculation returns an actual number of Relative TSR RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 8, James Hardie may grant a cash settled award equal in value to the number of Relative TSR RSUs which exceed the maximum number of Shares. Any such cash settled award made will vest on the same criteria as set forth above and would only vest in the event the Relative TSR RSU grant vests in full.

Notice of Annual General Meeting 2021 25

26 Previous grants For fiscal year 2022, as Chief Executive Officer of James Hardie, Dr Truong is eligible to participate in the 2006 LTIP. The number of Relative TSR RSUs granted to Dr Truong, since shareholder approval was last obtained at the 2020 AGM was 127,083 with a grant date of 17 August 2020 (being the maximum number approved). Dr Truong, as a senior executive of James Hardie since April 2017, has previously received grants of Relative TSR RSUs under the 2006 LTIP in that capacity. As Dr Truong was not a Director of James Hardie until January 31, 2019, the 2017 and 2018 grants were able to be made without the need for specific shareholder approval under ASX Listing Rule 10.14. The number of Relative TSR RSUs granted to Dr Truong in the last 3 years, excluding the grants that are the subject of Resolutions 7 and 8, is set out in the table below: DATE OF GRANT NUMBER GRANTED VESTING DATE 17 August 2020 127,083 17 August 2023 17 August 2019 139,432 17 August 2022 9 August 2019 18,518 17 August 2021 6 September 2018 49,381 17 August 2021 17 August 2018 56,677 17 August 2021 There was no consideration paid by, and James Hardie did not provide loans to, the Chief Executive Officer in relation to the grant of these Relative TSR RSUs. General Relative TSR RSUs will be granted in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes. No director other than Dr Truong has received any grant under the 2006 LTIP since the last AGM. Currently Dr Truong is the only Director of James Hardie entitled to participate in the 2006 LTIP. Relative TSR RSUs will be granted for no consideration and James Hardie will not provide loans to the Chief Executive Officer in relation to the grant of Relative TSR RSUs. Subject to the performance hurdles being met, the Chief Executive Officer will be entitled to receive Shares upon vesting of the Relative TSR RSUs for no consideration. Relative TSR RSUs will be granted to the Chief Executive Officer within 12 months of the passing of this Resolution 8. Summary of the legal requirements for seeking shareholder approval The reason for seeking shareholder approval is the same as set out in the Explanatory Notes for Resolution 7. Resolution 8 seeks the required shareholder approval to approve the grant of Relative TSR RSUs under the 2006 LTIP under and for the purposes of ASX Listing Rule 10.14 to James Hardie’s Director and Chief Executive Officer, Jack Truong, for the fiscal year 2022 on the basis set out above. If Resolution 8 is passed, the Company will be able to proceed with the grant of Relative TSR RSUs under the 2006 LTIP to James Hardie’s Director and Chief Executive Officer, Jack Truong, for the fiscal year 2022 on the basis set out above. If Resolution 8 is not passed, the Company will not be able to proceed with the grant. Recommendation The Board believes it is in the interests of shareholders that the fiscal year 2022 grant of Relative TSR RSUs to the Chief Executive Officer up to the number specified in Resolution 8 under the 2006 LTIP, subject to the above terms and conditions, is approved under and for the purposes of ASX Listing Rule 10.14 and recommends that you vote in favour of Resolution 8. EXPLANATORY NOTES (CONTINUED)

Notice of Annual General Meeting 2021 27 ISSUE OF SECURITIES AND TOTAL REMUNERATION Issue of securities Details of any securities issued under the 2006 LTIP will be published in the Remuneration Report of the Company relating to a period in which they were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14. Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in the 2006 LTIP after Resolutions 7 and 8 are approved and who were not named in this Notice of Meeting will not participate until approval is obtained under that rule. Total remuneration – FY2022 Target A significant portion of Dr Truong’s remuneration is pay “at risk” which is earned through both the short-term and long-term incentive plans. The table below shows Dr Truong’s target remuneration for fiscal year 2022. Base Salary $1,000,000 STI Target $1,250,000 Long-Term Incentive Target $5,750,000 Total Remuneration $8,000,000 Note to CDN/Irish Registered Members This note is only relevant to CDN and the six other members of the Company for the purposes of Irish law, as well as any other persons who become members of the Company for the purposes of Irish law after the date of this notice of meeting but before 10:00am (Dublin time)/7:00pm (Sydney time) on Wednesday, 25 August 2021, (together, the Irish Law Members) and is being provided in accordance with Section 181(5) of the Irish Companies Act 2014 (the 2014 Act). Each of the Irish Law Members are entitled to appoint one or more proxies, using the form set out in Section 184 of the 2014 Act, to attend, speak and vote at the AGM in their place. A proxy need not be a member of the Company. The proxy must be received at the Company’s registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland by 11:00pm (Dublin time) on Thursday, 26 August 2021.

Notice of Annual General Meeting 2021 28

**JamesHardie**

**James Hardie Industries plc**
ARBN 097 829 895
Incorporated in Ireland. The liability of members is limited
Registration Number: 485719
Registered Office: 2nd Floor, Europa House,
Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

JHX

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

## Lodge your Voting Instruction Form:

**Online:**
www.investorvote.com.au

**By Mail:**
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

Online Subscribers:
For Intermediary Online subscribers only
(custodians) www.intermediaryonline.com

## For all enquiries call:

(within Australia) 1300 855 080
(outside Australia) +61 3 9415 4000

# Voting Instruction Form - 2021 Annual General Meeting (AGM)

Vote online or view the Notice of Meeting and Annual Report, 24 hours a day, 7 days a week:
**www.investorvote.com.au**

☑ **Complete your Voting Instruction Form**

☑ **Access the Notice of AGM and Annual Report**

☑ **Review and update your securityholding**

***Your secure access information is:***
**Control Number: 999999**

**SRN/HIN: I9999999999** **PIN: 99999**

**PLEASE NOTE:** For security reasons it is important that you keep your SRN/HIN confidential.

**For your voting instruction to be effective it must be received by 7:00pm (Sydney time) on Wednesday, 25 August 2021**

## How to Vote

By signing this Voting Instruction Form, you direct CHESS Depositary Nominees Pty Limited (CDN) to appoint each and any of (i) the Chairman of the board of directors; (ii) the Company Secretary; (iii) Mr Lorcan Murtagh; and (iv) Mr James Lenney (the Company Proxies, and each a Company Proxy) or a person designated by you as its Nominated Proxy to individually vote the shares in the company held by CDN on your behalf in respect of the resolutions to be considered at the AGM to be held in Dublin on Thursday, 26 August 2021 at 11:00pm (Dublin time)/Friday, 27 August 2021 at 8:00am (Sydney time) and at any adjournment of that meeting, as indicated on this form, and to individually vote or abstain in respect of any procedural resolution as the Nominated Proxy (as applicable) thinks fit. Each Company Proxy is appointed with the power to act individually, and with full power of substitution.

If you want to apportion your vote, you must clearly enter the portion to be voted in a particular manner in the box opposite the resolution in Step 2 overleaf. This may be done by specifying the number of shares underlying your CUFS holding or the percentages of that holding. If you vote in excess of 100% of your holding for the resolution, your vote on the resolution will be invalid. If you mark more than one box for the resolution, except to show a portion in the manner discussed above, your vote on that resolution will be invalid.
If you lodge the Voting Instruction Form prior to the AGM, and complete your voting directions on that form, your voting instructions may only be changed if you submit a further Voting Instruction Form before the closing date at 7:00pm (Sydney time) on **Wednesday, 25 August 2021.**
**There will be no voting facilities for the teleconference of the meeting.**

### Attending the Meeting

Persons seeking to attend the AGM will be required to provide appropriate identification to receive an entry card.

### Appointing each and any of the Company Proxies as Proxy (Option A)

To instruct CDN to appoint each and any of the Company Proxies (each with the power to act individually and each with full power of substitution) as its Nominated Proxy to vote the shares underlying your CUFS:
Step 1 - Place a cross in the box next to Option A.
Step 2 - Place a mark or specify the number of shares or percentage of your holding to be voted in one of the boxes opposite the resolution. The shares underlying your CUFS will be voted in accordance with this direction.
If you do not mark 'For', 'Against', or 'Abstain' in respect of resolutions 1, 2, 3, 4, 5, 6, 7 and 8 you acknowledge that any Company Proxy (each with the power to act individually and each with full power of substitution) will vote as he or she decides. Each Company Proxy intends to vote undirected proxies in favour of each of these resolutions.
If you mark the Abstain box, you are directing each Company Proxy (as CDN's Nominated Proxy) not to vote on the resolution(s) and your votes will not be counted in computing the required majority.

### Appointing a proxy of your choice 'Nominated Proxy' (Option B)

To instruct CDN to appoint a Nominated Proxy of your choice or failing your nominee's attendance at the AGM, the Company Proxies, any of whom may vote the shares underlying your CUFS at James Hardie's AGM:
Step 1 - Write the person you appoint in the box at the top of the form overleaf.
Step 2 - Place a mark or specify the number of shares or percentage of your holding to be voted in one of the boxes opposite the resolution.

* If the Nominated Proxy is a corporate and the written instruction will be submitted by a representative of the corporate, the appropriate 'Certificate of Appointment of Corporate Representative' form will need to be provided along with the written instructions. A Corporate Representative form may be obtained from Computershare or online at www.investorcentre.com under the help tab, 'Printable Forms'.

**You may instruct CDN to appoint yourself or your nominee as a Nominated Proxy, or failing your or your nominee's attendance at the AGM, each and any of the Company Proxies (each with the power to act individually and with full power of substitution) as its Proxy.**

If you instruct CDN to appoint a person nominated by you as Nominated Proxy but do not mark 'For', 'Against', or 'Abstain', the Nominated Proxy may vote as he or she determines at the AGM.

If you mark the 'Abstain' box for a resolution, you are directing the Nominated Proxy not to vote on the resolution(s).

If you appoint a Nominated Proxy and your Nominated Proxy does not attend the AGM, one of the Company Proxies will vote in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy's written instructions* provided to the Company Secretary, care of Computershare facsimile to 1300 534 987 from inside Australia or +61 3 9473 2408 from outside Australia or by email to jhxmeetings@computershare.com.au. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and **(ii) 11:30pm (Dublin time) Thursday, 26 August 2021/8:30am (Sydney time) Friday, 27 August 2021** then each Company Proxy intends voting in favour of the resolutions.
**If you do not select either of Option A or Option B, and the Voting Instruction Form is validly signed, you will be deemed to have marked Option A.**

### Signing Instructions for Postal Forms

**Individual:** Where the CUFS holding is in one name, the CUFS holder must sign.
**Joint Holding:** Where the CUFS holding is in more than one name, all of the CUFS holders must sign.
**Power of Attorney:** If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy to this form when you return it.
**Companies:** Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

### Comments & Questions

If you have any comments or questions for the company, please write them on the Question Form available at www.investorvote.com.au and return with this Voting Instruction Form.

***GO ONLINE TO VOTE,***
***or turn over to complete the form*** ➔

Samples/000001/000001/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address**. If incorrect, mark this box and make the correction in the space to the left.

I 9999999999 I ND

# Voting Instruction Form

**Please mark ☒ to indicate your directions**

**STEP 1** **CHESS Depositary Nominees Pty Limited (CDN) will vote as directed**
(please mark box A **OR** insert a name in the space provided at B below)

**XX**

I/We, being a CUFS holder of the company, hereby instruct:

Option **A**
☐ CDN to appoint each and any of the Company Proxies (each with the power to act individually and with full power of substitution)

**or**

Option **B**
CDN to appoint the following Nominated Proxy as its proxy:

Please write the name of the person you would like to attend and vote at the meeting in Dublin on your behalf. **If you wish to attend, speak and vote at the meeting in Dublin, write your own name.**

or failing attendance at the AGM of the person or body corporate so named, each and any of the Company Proxies (each with the power to act individually and with full power of substitution)

to individually attend, speak and vote the shares underlying my/our holding of CUFS at the AGM of James Hardie Industries plc to be held on Thursday, 26 August 2021 in James Hardie's Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, D02 WR20, Ireland at 11:00pm (Dublin time), and any adjournment of the meeting.

**If you complete neither of the options above, and the Voting Instruction Form has been validly signed, then you will be deemed to have marked Option A.**

**THE BOARD OF DIRECTORS RECOMMEND A VOTE 'FOR' THE RESOLUTIONS.**

**STEP 2** **Items of Business**

| | | For | Against | Abstain |
|---|---|---|---|---|
| **ORDINARY BUSINESS** | | | | |
| 1. | Receive and consider the Financial Statements and Reports for fiscal year 2021 | ☐ | ☐ | ☐ |
| 2. | Receive and consider the Remuneration Report for fiscal year 2021 | ☐ | ☐ | ☐ |
| 3. (a) | Elect Suzanne B. Rowland as a director | ☐ | ☐ | ☐ |
| 3. (b) | Elect Dean Seavers as a director | ☐ | ☐ | ☐ |
| 3. (c) | Re-Elect Michael Hammes as a director | ☐ | ☐ | ☐ |
| 3. (d) | Re-Elect Persio V. Lisboa as a director | ☐ | ☐ | ☐ |
| 4. | Authority to fix the External Auditor's Remuneration | ☐ | ☐ | ☐ |
| **SPECIAL BUSINESS** | | | | |
| 5. | Approval to amend and restate the James Hardie Industries Equity Incentive Plan 2001 and to issue equity securities under it | ☐ | ☐ | ☐ |
| 6. | Approval to amend and restate the James Hardie Industries Long Term Incentive Plan 2006 and to issue equity securities under it | ☐ | ☐ | ☐ |
| 7. | Grant of fiscal year 2022 ROCE RSU's to Jack Truong | ☐ | ☐ | ☐ |
| 8. | Grant of fiscal year 2022 Relative TSR RSU's to Jack Truong | ☐ | ☐ | ☐ |

**SIGN** This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

| **Individual or Securityholder** | **Securityholder 2** | **Securityholder 3** |
|---|---|---|
| | | |
| **Sole Director and Sole Company Secretary** | **Director** | **Director/Company Secretary** |

**Contact Name** ____________ **Contact Daytime Telephone** ____________ **Date** / /

JHX 277460A

Computershare

WE WELCOME YOUR QUESTIONS Question Form We want to make it easy for as many James Hardie shareholders as possible to ask questions of the Company’s Directors. Please use the other side of this form to send us any questions you would like answered at the Annual General Meeting to be held on Thursday, 26 August 2021, in Dublin, Ireland. We believe this process will make it easier for more shareholders to have questions answered, whether or not they can attend the meeting. You will also be able to ask questions through the teleconference facility. We will attempt to answer as many questions as possible in the addresses by the Chairman and the CEO. If we receive a large number of questions from holders, we may not be able to reply individually. Please use this form even if you will be attending the meeting. To return this form to us, please: Email this form by Tuesday, 24 August 2021 to: investor.relations@jameshardie.com.au PLEASE PROVIDE YOUR DETAILS BELOW Holder’s name: Address: Security Holder Reference Number or Holder Identification Number:

SECURITY HOLDER REFERENCE NUMBER OR HOLDER IDENTIFICATION NUMBER: QUESTION(S):